Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Fourth Quarter 2002)

		Ch$ millions		US$ millions (1)
		Q4'02	Q4'01	Q4'02	Q4'01	% Change

Net sales		102.953	109.180	143,3	151,9	-5,7%

Cost of goods sold		(49.255)	(47.417)	(68,5)	(66,0)	-3,9%
	% of sales	47,8%	43,4%	47,8%	43,4%

Gross profit		53.698	61.763	74,7	85,9	-13,1%
	% of sales	52,2%	56,6%	52,2%	56,6%

SG&A		(39.255)	(42.082)	(54,6)	(58,6)	-6,7%
	% of sales	38,1%	38,5%	38,1%	38,5%

Operating income		14.442	19.680	20,1	27,4	-26,6%
	% of sales	14,0%	18,0%	14,0%	18,0%

Non-operating result
	Financial income	(207)	555	(0,3)	0,8	NM
	Equity in NI of rel. companies	(292)	(683)	(0,4)	(1,0)	57,3%
	Other non-operating income	2.613	893	3,6	1,2	192,7%
	Amortization of goodwill	(583)	(523)	(0,8)	(0,7)	-11,4%
	Interest expense	(916)	(906)	(1,3)	(1,3)	-1,1%
	Other non-operating expenses	(1.194)	(3.260)	(1,7)	(4,5)	63,4%
	Price level restatement	(737)	(3.582)	(1,0)	(5,0)	79,4%
	Total	(1.315)	(7.506)	(1,8)	(10,4)	82,5%

Income before taxes		13.127	12.174	18,3	16,9	7,8%
	Income taxes	(1.330)	64	(1,9)	0,1	NM
	Tax rate	10,1%	-0,5%	10,1%	-0,5%

Minority interest		(495)	(226)	(0,7)	(0,3)	-119,2%

Amort. of negative goodwill		10	9	0,01	0,01	11,6%

Net income		11.313	12.021	15,7	16,7	-5,9%
	% of sales	11,0%	11,0%	11,0%	11,0%

Earnings per share		35,52	37,74	0,05	0,05	-5,9%
Earnings per ADR		177,59	188,71	0,25	0,26

Weighted avg. shares (millions)		318,5	318,5	318,5	318,5

Depreciation		9.866	9.935	13,7	13,8	-0,7%
Amortization		395	372	0,5	0,5	6,1%
EBITDA		24.704	29.987	34,4	41,7	-17,6%

Capital expenditures		4.891	7.975	6,8	11,1	-38,7%

(1) Exchange rate: US$ 1.00 = Ch$ 718.61